

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2013

Via E-mail
John Cecil
Chief Executive Officer
Kallo Inc.
15 Allstate Parkway, Suite 600
Markham, Ontario, Canada

> **Re:** **Kallo Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 26, 2013**
> **File No. 333-184572**

Dear Mr. Cecil:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated April 22, 2013.  However, it does not appear that you filed the Form 8-K.  Please file your Form 8-K or advise why you believe you are not required to do so.

Fees Paid to Kodiak Capital, LLC

2. We note your response to comment 2 in our letter dated April 22, 2013.  In this regard we note your response that the parties have agreed to amend the agreement.  Given that your Investment Agreement indicates that it may not be amended "other than by an instrument in writing," please file the amended agreement and revise your disclosure to reflect, as applicable, the terms of the revised agreement.  Please also tell us whether you amended the agreement before or after you filed the registration statement that registers the

common stock underlying the "put." In this regard, in order to register this transaction as an indirect primary offering, you and Kodiak cannot have the ability to renegotiate terms of the agreement after you have filed the registration statement. Please advise.

Financial Statements, page 48

General

3. We reviewed your response to comment 10 in our letter dated April 22, 2013 and the consent of your former independent registered public accounting firm. However you did not provide the predecessor auditor's report as indicated in your response. Please file the audit report of the predecessor auditor referred to in the report of your current auditor. Please note that if your predecessor auditor(s) refers to the report of other predecessor auditor(s), the report(s) of the other predecessor auditor(s) should also be filed as well as the consent(s) required by Item 601(b)(23). If it is impracticable to obtain the necessary audit reports and consents, you may request a waiver from CF-OCA of the audit requirement of the inception to date amounts. If a waiver of the audit requirement is obtained, the amounts from inception should be labeled as unaudited. Please refer to Auditing Standards Codification AU Section 508. Please note that this comment also applies to the amendment to Form 10-K filed June 28, 2013.

Notes to Condensed Consolidated Financial Statements, page F-5

Note 7 – Commitments and Contingencies, page F-9
Contingencies, page F-9

4. We note your disclosure in item (b) that you cannot assess the final outcome of the Mansfield claim. In future filings, please disclose an estimate of the additional possible loss or range of loss or state that such an estimate cannot be made. Please refer to ASC 450-20-50-3 and 4.

Report of Independent Registered Public Accounting Firm, page F-11

5. It does not appear that you provided a revised audit report as indicated in your response to comment 11 in our letter dated April 22, 2013. As previously requested, please have your independent registered public accounting firm revise its report to provide an opinion on your financial statements as of December 31, 2011 and for the year then ended in the third paragraph. Please note that this comment also applies to the amendment to Form 10-K filed June 28, 2013.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director